Exhibit 21.1

List of Subsidiaries of the Registrant

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership
Wholly owned subsidiaries
Hong Kong Snailinsur Group Limited	July 14, 2021	Hong Kong	100%
Beijing Lianghua Technology Co Ltd	July 23, 2021	PRC	100%
Suzhou Lianghua Digital Technology Co., Limited	November 28, 2022	PRC	100%
Suzhou Youjiayoubao Technology Co., Limited	December 2, 2022	PRC	100%
Youjiayoubao Beijing Technology Co., Ltd.	March 27, 2018	PRC	100%
Jiangsu Jingmo Technology Co., Ltd.	July 9, 2020	PRC	100%
Jiangsu Youchehubao Technology Co., Ltd.	August 21, 2020	PRC	100%
Jiangsu Youjiayouche Technology Co., Ltd.	June 29, 2020	PRC	100%
Rudongyoujia Smart Technology Co., Ltd.	July 27, 2018	PRC	100%